

June 6, 2013

<u>Via E-mail</u>
Glen E. Tellock
Chairman and Chief Executive Officer
The Manitowoc Company Inc.
2400 South 44th Street
Manitowoc, WI 54221

  Re: The Manitowoc Company Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2012
    Filed February 28, 2013
    File No. 1-11978

Dear Mr. Tellock:

  We refer you to our comment letter dated May 15, 2013 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Cecilia Blye

         Cecilia Blye, Chief
         Office of Global Security Risk

cc: Amanda Ravitz
   Assistant Director
   Division of Corporation Finance